Exhibit 99.1

Subsea 7 S.A. 2011 Annual General Meeting

Luxembourg – May 27, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) (the “Company”), advises that at the 2011 Annual General Meeting of shareholders on May 27, 2011, all resolutions were approved by shareholders.

The minutes of the 2011 Annual General Meeting detailing the resolutions proposed and the result of the poll on resolutions is attached hereto.

The minutes may be inspected at any time at the Registered Office of the Company.

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Subsea 7 S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the expected amount of the dividend and the timing of the payment thereof, and statements as to the expected conversion price of our convertible bonds.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

SUBSEA 7 S.A.
412F, Route d’Esch
L-2086 Luxembourg
R.C.S. Luxembourg B 43172

Minutes of the 2011 Annual General Meeting held at the Company’s Registered Office,
412F, Route d’Esch, Luxembourg on May 27, 2011

The Meeting was opened at 3.00 p.m.

Chairman	:	Mr. Graeme Murray, General Counsel and Company Secretary of Subsea 7 S.A.

Secretary	:	Maître Jean HOSS

Ballot-judges	:	Mrs. Chantal MATHU and Mrs. Céline BONVALET

The Chairman declared and the Meeting noted that:

•
it appeared from the main register kept by SGG S.A. and the Branch Register kept by DnB NOR Bank ASA of Oslo produced to the Meeting together with proxies duly filed within the statutory period that 157,097,399 Common Shares out of 351,793,731 issued Common Shares and 340,727,702 outstanding Common Shares as at April 14, 2011 were represented.

•
the notice of the Meeting was published according to the legal requirements in the “Luxemburger Wort” a Luxembourg daily newspaper and in the "Mémorial C" on May 9, 2011 and May 18, 2011 as evidenced by the documents presented to the Meeting and in accordance with article 26 of the Articles of Incorporation (i) notice of this Meeting together with a proxy card, a letter of explanation and a business reply envelope have been mailed to the Common Shareholders on the Company’s Registers as of April 19, 2011 and (ii) notice of this Meeting together with a proxy card, the letter of explanation and a business reply envelope were also mailed to the holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) on the register of Deutsche Bank Trust Company Americas, Depositary for the ADSs, as of April 19, 2011.

•	in order to attend the present Meeting, the Common Shares represented complied with the legal and statutory requirements.

•	the present Meeting was therefore regularly convened and has the legal power to act on the items 1 to 7 inclusive of the agenda.

•	The Chairman refers to the agenda as published in the Luxembourg daily and the Mémorial.

AGENDA

(1)
To consider (i) the management reports of the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company and (ii) the reports of Deloitte S.A., Luxembourg, Authorised Statutory Auditor (“Réviseur d’entreprises agréé”) on the unconsolidated and the consolidated financial statements of the Company, for the fiscal year ended November 30, 2010.

(2)	To approve the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2010.
(3)	To approve the consolidated financial statements of the Company for the fiscal year ended November 30, 2010.

(4)	To approve the allocation of profits to the legal reserve and the carry forward reserve.
(5)	To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2010.
(6)
To authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Børs for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before May 26, 2016.

(7)
To elect Deloitte S.A., Luxembourg as Authorised Statutory Auditor (“Réviseur d’entreprise agréé”) to audit the unconsolidated and consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

The Meeting then deliberated on each of the agenda items and proceeded to a vote on each of them as follows:

1.
to consider (i) the management reports of the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company and (ii) the reports of Deloitte S.A., Luxembourg, Authorised Statutory Auditor (“Réviseur d’entreprises agrée”) on the unconsolidated financial statements and the consolidated financial statements of the Company, for the fiscal year ended November 30, 2010.

The Chairman tabled, (i) the reports of Deloitte S.A., 560, rue de Neudorf, L-2220 Luxembourg, Authorised Statutory Auditors of the Company and (ii) the reports by the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company for the fiscal year ended November 30, 2010. A copy of each of the reports was ordered to be filed with the Minutes of the Meeting.

FOR:  156,983,737                                                         AGAINST:  8,732                                 ABSTAINING:  104,930

2.	to approve the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2010;

The Chairman proposed to approve the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2010.

FOR:  156,978,714                                                         AGAINST:  31,471                               ABSTAINING:  87,214

3.	to approve the consolidated financial statements of the Company for the fiscal year ended November 30, 2010;

The Chairman proposed to approve the consolidated financial statements of the Company for the fiscal year ended November 30, 2010.

FOR:  156,966,074                                                         AGAINST:  90,261                               ABSTAINING:  41,064

4.	to approve the allocation of profits to the legal reserve and the carry forward reserve.

The Chairman proposed to approve the allocation of profits to the legal reserve and the carry forward reserve.

    FOR:  156,951,828                                                         AGAINST:  80,279                               ABSTAINING:  65,292

5.	to approve the discharge of the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2010;

The Chairman proposed to the Meeting to discharge the Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2010.

FOR:  156,692,279                                                         AGAINST:  352,820                             ABSTAINING:  52,300

6.
to authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company, up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before May 26, 2016.

The Chairman proposed to approve the authorisation to permit the purchase of Common Shares.

FOR:  152,549,606                                                         AGAINST:  4,458,059                          ABSTAINING:  89,734

7.
to elect Deloitte S.A., Luxembourg, as Authorised Statutory Auditor (“Réviseurs d’entreprises agréé”) to audit the unconsolidated and the consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

The Chairman proposed to elect Deloitte S.A., 560, rue Neudorf, L-2220 Luxembourg, as Authorised Statutory Auditor of the Company to audit the consolidated and unconsolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

FOR:  86,938,149                                                           AGAINST:  376,584                             ABSTAINING:  69,782,666

The Chairman noted that resolutions 1 to 7 inclusive had been approved.

There being no further business to come before the Meeting, the Chairman closed the Meeting at 4.00 p.m.

Luxembourg, May 27, 2011

C. BONVALET C. MATHU	J. HOSS	G.MURRAY
Ballot-judges	Secretary	Chairman